UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-12155
CUSIP Number: 311565 10 5

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2006
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Farmstead Telephone Group, Inc.

Full Name of Registrant

Former Name if Applicable

22 Prestige Park Circle

Address of Principal Executive Office (Street and Number)

East Hartford, CT 06108

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


      The Registrant is unable to file its Report on Form 10-Q for the quarterly period ended March 31, 2006 by May 15, 2006 without unreasonable effort and expense. The Registrant is currently completing the accounting for convertible notes and preferred stock issuances to accredited investors during the subject quarter, including the accounting for free-standing warrants issued in connection therewith. This has necessitated the hiring of outside consultants to assist in the valuation of the related derivative financial instrument liabilities. Additional time is also required to allow its independent auditors to review the valuations and associated financial statement disclosures to be contained in Form 10-Q. Registrant further represents the Form 10-Q will be filed on or before May 19, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert G. LaVigne	860	610-6002

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [ ] No [X]

The Company filed a Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2005 on May 15, 2006, and expects to file restated Quarterly Reports on Form 10-Q/A for the quarterly periods ended June 30, 2005 and September 30, 2005 by May 31, 2006. During the course of closing its books and preparing its Annual Report on Form 10-K for the year ended December 31, 2005, the Company became aware that it may have misinterpreted the accounting rules applicable to its convertible debt facility with Laurus, as well as the free-standing warrants issued to Laurus in March 2005. The Company subsequently concluded that the Laurus convertible notes were to be treated as "non-conventional debt", and because the notes and warrants contain certain conversion features that are considered derivative financial instruments, the Company is required to apply the accounting methodology pursuant to EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". As a result, the previously issued quarterly financial statements for 2005 mentioned above will be restated to record debt discounts and derivative instrument liabilities at the end of each reporting period and the impact on previously reported net loss from "mark-to-market" changes in the fair value of the derivative instrument liabilities during each reported period. The effect of the restatements on its previously reported financial statements for these quarterly periods has been previously disclosed pursuant to a Current Report of Form 8-K filed with the Securities and Exchange Commission on April 12, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [X]      No [   ]

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant expects to report a net loss of $4,092,000 or $(1.06) per share, on revenues of $4,414,000 for the quarter ended March 31, 2006, compared with a net loss of $1,032,000 or $(.31) per share, on revenues of $2,409,000 for the quarter ended March 31, 2005. The net loss for the quarter ended March 31, 2006 includes non-cash derivative instrument expense of $2,634,000 primarily arising from increases in the fair market value of embedded conversion options and free-standing warrants in connection with outstanding convertible notes and preferred stock issuances. The operating results for 2006 also include an operating loss of approximately $976,000 attributable to the Company's start-up business entity One IP Voice, Inc. The net loss for the quarter ended March 31, 2005 includes non-cash derivative instrument expense of $393,000.

Farmstead Telephone Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2006	By : /s/ Robert G. LaVigne

Robert G. LaVigne
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
